SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECD S.E.C.
MAY 3 0 2003
1086


03020902

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for May 29, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-102489
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
JUN 02 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 29, 2003.

STRUCTURED ASSET SECURITIES
CORPORATION

By: 
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit	Page
99.1 Computational Materials	4

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-16

Yield Table - Bond A1

Settle as of 05/30/03

Bond Summary - Bond A1			
Fixed Coupon:	2.200		
Orig Bal:	70,000,000		
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	T1

	50.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		75.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		85.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		100.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		125.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		150.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		175.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		200.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
97-29	2.53	6.05	2.66	4.38	2.71	3.92	2.79	3.38	2.92	2.74	3.06	2.29	3.20	1.97	3.34	1.73
Average Life	6.97		4.88		4.33		3.69		2.95		2.45		2.09		1.82	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	01/25/25		07/25/19		10/25/17		08/25/15		10/25/12		10/25/10		06/25/09		06/25/08	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0448	1.0475	1.3017	1.6146	2.3136	3.3417	4.2925
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1800	1.4817	1.8971	2.2841	2.6186	3.1498	3.6692	4.0218	4.2094	4.4596	4.5625

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A1

Settle as of 05/30/03

	10.00 CPR		20.00 CPR		30.00 CPR		40.00 CPR		50.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
97-29	2.55	5.81	2.84	3.10	3.19	1.99	3.58	1.42	4.04	1.06
Average Life	6.70		3.38		2.13		1.50		1.12	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	11/25/24		04/25/15		05/25/10		02/25/08		11/25/06	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0448	1.0475	1.3017	1.6146	2.3136	3.3417	4.2925
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1800	1.4817	1.8971	2.2841	2.6186	3.1498	3.6692	4.0218	4.2094	4.4596	4.5625

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A3

Settle as of 05/30/03

Bond Summary - Bond A3			
Initial Coupon:	1.810	Type:	Floater
Orig Bal:	110,050,000		
		Formula:	(1m LIBOR)+50.00bp
Factor:	1.0000000	Cap/Floor/Margin:	8.00/0.50/0.50
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	0	Cusip:	T1

	50.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		75.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		85.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		100.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		125.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		150.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		175.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		200.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100.000000	1.82	6.27	1.82	4.52	1.82	4.04	1.82	3.48	1.82	2.81	1.82	2.35	1.82	2.02	1.82	1.77
Average Life	6.97		4.88		4.33		3.69		2.95		2.45		2.09		1.82	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	01/25/25		07/25/19		10/25/17		08/25/15		10/25/12		10/25/10		06/25/09		06/25/08	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0448	1.0475	1.3017	1.6146	2.3136	3.3417	4.2925
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1800	1.4817	1.8971	2.2841	2.6186	3.1498	3.6692	4.0218	4.2094	4.4596	4.5625

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A3

Settle as of 05/30/03



	10.00 CPR Libor1m 1.310		20.00 CPR Libor1m 1.310		30.00 CPR Libor1m 1.310		40.00 CPR Libor1m 1.310		50.00 CPR Libor1m 1.310	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
100.000000	1.82	6.03	1.82	3.19	1.82	2.05	1.82	1.46	1.82	1.09
Average Life	6.70		3.38		2.13		1.50		1.12	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	11/25/24		04/25/15		05/25/10		02/25/08		11/25/06	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0448	1.0475	1.3017	1.6146	2.3136	3.3417	4.2925
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1800	1.4817	1.8971	2.2841	2.6186	3.1498	3.6692	4.0218	4.2094	4.4596	4.5625

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A4

Settle as of 05/30/03

Bond Summary - Bond A4			
Initial Coupon:	6.190		
		Formula:	7.50%-(1m LIBOR)
Factor:	1.0000000	**Cap/Floor/Margin:**	7.50/0.00/7.50
Factor Date:	05/25/03	**Next Pmt:**	06/25/03
Delay:	0	**Cusip:**	T1

	50.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		75.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		85.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		100.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		125.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		150.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		175.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310		200.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12) Libor1m 1.310	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
7.000000	91.95	0.80	85.17	0.80	82.38	0.80	78.09	0.80	70.66	0.81	62.81	0.80	54.52	0.80	45.80	0.80
Average Life	6.97		4.88		4.33		3.69		2.95		2.45		2.09		1.82	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	01/25/25		07/25/19		10/25/17		08/25/15		10/25/12		10/25/10		06/25/09		06/25/08	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0448	1.0475	1.3017	1.6146	2.3136	3.3417	4.2925
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1800	1.4817	1.8971	2.2841	2.6186	3.1498	3.6692	4.0218	4.2094	4.4596	4.5625

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A4

Settle as of 05/30/03

	10.00 CPR Libor1m 1.310		20.00 CPR Libor1m 1.310		30.00 CPR Libor1m 1.310		40.00 CPR Libor1m 1.310		50.00 CPR Libor1m 1.310	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
7.000000	88.43	0.82	70.48	0.86	50.10	0.89	26.39	0.91	-1.03	0.94
Average Life	6.70		3.38		2.13		1.50		1.12	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	11/25/24		04/25/15		05/25/10		02/25/08		11/25/06	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0448	1.0475	1.3017	1.6146	2.3136	3.3417	4.2925
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1800	1.4817	1.8971	2.2841	2.6186	3.1498	3.6692	4.0218	4.2094	4.4596	4.5625

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.